UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Notice is hereby given of the partial execution of the share capital reduction resolution adopted by the Ordinary General Shareholders’ Meeting of BBVA held on 20 March 2026, under agenda item five, through the reduction of BBVA's share capital in a nominal amount of 34,466,214.37 euros, by means of the cancellation of 70,339,213 own shares of 0.49 euros par value each held by the Company as treasury shares.

The own shares subject to the cancellation were acquired derivatively by the Company in execution of the third and last tranche of the program scheme for the repurchase of own shares, which was communicated by means of inside information dated 30 April 2026 (registration number 3187). The completion of the third tranche of the program scheme for the repurchase of own shares was communicated by BBVA as other relevant information on 3 August 2026 (registration number 42326).

Following the cancellation of the 70,339,213 own shares with a par value of 34,466,214.37 euros, BBVA’s share capital has been set at 2,700,323,995.53 euros, represented by 5,510,865,297 shares with a par value of 0.49 euros each.

This capital reduction does not entail the return of contributions, since the Company itself is the owner of the redeemed shares, and is charged to unrestricted reserves, through the allocation of the reserve for redeemed capital for an amount equal to the par value of the redeemed shares, which can only be used under the same conditions as those required for the reduction of the share capital, in application of the provisions of Article 335 c) of the Spanish Companies Act. Consequently, the Company's creditors will not have the right of opposition referred to in Article 334 of the Spanish Companies Act.

Likewise, notice is hereby given that BBVA will request the delisting of the redeemed shares from the relevant Stock Exchanges and the cancellation of the redeemed shares in the accounting records of “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (Sociedad Unipersonal) (IBERCLEAR).

Madrid, 23 September 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 23, 2026	By:	/s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Head of ALM